Press Release

GreenPower Announces Reinstatement of Trading on the TSX Venture Exchange

Vancouver, Canada; September 3, 2025 - GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) ("GreenPower", or the "Company"), today announced that the TSX Venture Exchange (the "Exchange") has completed its review of GreenPower's annual filings and has notified GreenPower that its shares will be reinstated for trading on the Exchange. The British Columbia Securities Commission and the Ontario Securities Commission revoked a "failure to file" cease trade order in respect of GreenPower's securities under Multilateral Instrument 11-103 Failure-to-File Cease Trade Orders in Multiple Jurisdictions (the "CTO") on July 31, 2025, after which the Exchange started a review of GreenPower's annual filings, which has now concluded. The CTO has not impacted trading of GreenPower's shares on the Nasdaq Stock Exchange. The CTO was issued as a result of GreenPower's failure to file its audited financial statements, management's discussion and analysis and related certifications for the year ended March 31, 2025 before the June 30, 2025 filing deadline. These documents were filed by GreenPower on SEDAR + on July 31, 2025.

GreenPower entered into a revolving loan facility (the "Term Loan"), as previously described in GreenPower's news release dated February 13, 2024. The Loan is a revolving loan facility with a credit limit of up to $5,000,000 and a current outstanding balance of approximately $3.6 million, including principal and accrued interest. The Loan bears interest at a floating rate of US Prime +5% per annum, and has a maturity date of January 26, 2027. Additional disclosure regarding the Loan is included in GreenPower's periodic and annual filings and the loan is under review by the Exchange and is subject to Exchange Acceptance.

The Exchange also requested that GreenPower describe certain loans with Related Parties entered into in 2022, 2024, and 2025, that were subject to Exchange acceptance, which are disclosed in GreenPower's periodic and annual filings. During the year ended March 31, 2025, the Company received loans totaling CAD $475,000 from FWP Holdings LLC ("FWP Holdings"), USD$250,000 from Koko Financial Services Inc. ("Koko"), and CAD$675,000 from 0851433 BC Ltd., which have generated accumulated and unpaid interest of approximately $28,500 and CAD $117,500. FWP Holdings, Koko, and 08551433 BC Ltd. are all beneficially owned by Fraser Atkinson, the CEO and Chairman of the Company. The loans bear interest at 12.0% per annum plus such additional bonus interest, if any, as may be agreed to and approved by GreenPower's Board of Directors at a later date. Loans from FWP Holdings with a principal balance of CAD $3,670,000 matured on March 31, 2023 however the principal balance remains outstanding, and these loans have generated accrued and unpaid interest of approximately CAD $440,000. During the quarter ended March 31, 2025 the Company received advances of $150,000 from Koko and CAD$50,000 from FWP Acquisition Corp. that were unsecured and non-interest bearing and were repaid during the quarter ended June 30, 2025, and a further advance of $100,000 from Brendan Riley, President of the Company, that is unsecured and non-interest bearing. On July 21, 2025 the Company received a short-term loan of $125,000 from Countryman, which is a Company that is beneficially owned by David Richardson, a director of the Company, which the Company subsequently repaid.

Contacts

Fraser Atkinson, CEO
(604) 220-8048

Brendan Riley, President

(510) 910-3377

Michael Sieffert, CFO
(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van, and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. For further information go to www.greenpowermotor.com

Forward-Looking Statements

This news release contains forward-looking statements relating to, among other things, GreenPower's business and operations and the environment in which it operates, which are based on GreenPower's operations, estimates, forecasts, and projections. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. The forward-looking statements in this news release include the statement related to the reinstatement of trading on the TSX Venture Exchange. These statements are not guarantees of future performance and involve risks and uncertainties that are difficult to predict or are beyond GreenPower's control. A number of important factors, including those set forth in other public filings (filed under GreenPower's profile on www.sedarplus.ca or www.sec.gov), could cause actual outcomes and results to differ materially from those expressed in these forward-looking statements. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. GreenPower disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable securities laws.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts in US dollars unless otherwise indicated. © 2025 GreenPower Motor Company Inc. All rights reserved.